650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

December 29, 2016

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Kathleen Collins
Maryse Mills-Apenteng

Re:	Barracuda Networks, Inc.
Form 10-K for the Fiscal Year Ended February 29, 2016
Filed May 4, 2016
Form 10-Q for the Quarterly Period Ended August 31, 2016
Filed October 11, 2016
Form 8-K filed October 11, 2016
File No. 001-36162
Ladies and Gentlemen:
On behalf of our client, Barracuda Networks, Inc. (the "Company"), we hereby advise the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") that, the Company has received the Staff's letter dated December 14, 2016 (the "Comment Letter"), regarding the Commission's review of the Company's Annual Report on Form 10-K for the fiscal year ended February 29, 2016, filed with the Commission on May 4, 2016, Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2016, filed with the Commission on October 11, 2016, and Current Report on Form 8-K filed with the Commission on October 11, 2016. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed during my colleague, Jordan Coleman’s, telephone conversation with Ms. Mills-Apenteng on December 29, 2016, the Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than January 6, 2017.

AUSTIN BEIJING BRUSSELS HONG KONG LOS ANGELES NEW YORK PALO ALTO SAN DIEGO
SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission
December 29, 2016

Please direct any questions or comments regarding this letter to me at (650) 565-3765 or aspinner@wsgr.com, or to my colleague, Jordan S. Coleman, at (650) 849-3386 or jcoleman@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Allison B. Spinner

Allison B. Spinner

cc:	William D. Jenkins, Jr.
Diane C. Honda
Barracuda Networks, Inc.

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.